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03014735

CM

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8-42036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GAM Services Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
135 East 57th Street
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin J. Blanchfield **(212) 407-4600**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kevin J. Blanchfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GAM Services Inc., as of December 31,2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

K J Blanchfield
Signature

Treasurer
Title

Notary Public

SUSAN SORRENTINO CARABELLO
Notary Public, State of New York
No. 01CA6020933
Qualified in New York County
Commission Expires March 8, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GAM Services Inc. and Subsidiary

Year ended December 31, 2002
with Report of Independent Auditors

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

Year ended December 31, 2002

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
GAM Services Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GAM Services, Inc. and Subsidiary (the "Company") for the year ended December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of GAM Services Inc. and Subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 24, 2003

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,352,611
Due from Parent (Note 3)	727,646
Accounts receivable	38,901
Due from affiliates	6,321
Accrued income	250,354
Prepaid expenses	119,902
Deferred tax asset (Note 3)	113,717
Property and equipment, net (Note 4)	976
Total assets	$ 2,610,428
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 430,542
Due to affiliates	17,014
Total liabilities	447,556
Stockholder's equity:	
Common stock, par value $1 per share; 3,000 authorized shares; issued and outstanding 100 shares	100
Additional paid-in capital	259,563
Retained earnings	1,903,209
Total stockholder's equity	2,162,872
Total liabilities and stockholder's equity	$ 2,610,428

See notes to consolidated statement of financial condition.

GAM Services Inc. and Subsidiary

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Organization

GAM Services Inc. (the "Company"), a Delaware corporation, was organized on October 3, 1989. The Company is the distributor and principal underwriter of GAM Funds, Inc. (the "Funds"), and the selling agent for GAM Avalon Galahad LLC, GAM Avalon Lancelot, LLC, GAM Avalon Dinadan, LLC and GAM Avalon Palemedes, LLC (the "Avalon Funds"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a wholly owned subsidiary of Global Asset Management (USA) Inc. (the "Parent"). On December 17, 1999, GAM Admin B.V., the parent of the Parent, was acquired by UBS AG.

The Company owns all of the outstanding common stock of GAM Funding Inc. ("GAM Funding"). GAM Funding is a Delaware Corporation which commenced operations in May 1998.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported on the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The consolidated statement of financial condition include the accounts of the Company and its wholly-owned subsidiary, GAM Funding. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers money market funds with maturities at acquisition of less than three months to be cash equivalents.

Revenue Recognition

Pursuant to distribution agreements, the Company acts as principal underwriter for the Funds. The Company may bear the fees payable to Securities Dealers and Shareholder Service Agents ("Dealers") for which it has entered into dealer and shareholder service agreements.

2. Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

For providing such services and payments the Company receives distribution fees. The Company receives distribution fees at an annual rate of up to .30%, 1% and .50% of each applicable Fund's daily net assets attributable to Class A, C and D shares, respectively. A substantial amount of these fees are used to make payments to Dealers. Distribution fees of 1% earned on daily net assets attributable to Class B shares are paid to third parties. Effective January 1, 2003, the Company suspended the distribution of Class B shares.

Commissions and underwriting fees are recorded on a trade-date basis.

Fixed Assets

Furniture, fixtures, office and computer equipment are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is computed by the straight-line method, using estimated useful lives of three and four years.

3. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its income taxes on a stand-alone basis.

The components of benefit for income tax for the year ended December 31, 2002 are:

Federal	
Current tax benefit	$ (366,088)
Deferred tax benefit	(12,616)
State and Local	
Current tax benefit	(90,274)
Deferred tax benefit	(69,073)
	$ (538,051)

3. Income Taxes (continued)

On a separate company basis, the Company generated a federal, state and local net operating loss for the year ended December 31, 2002, which will be utilized under the Company's tax sharing agreement to offset taxable income of the Parent and its subsidiaries for federal, state and local tax purposes. The Company has recorded an intercompany receivable from the Parent of $727,646, due to the Parent's utilization of the Company's federal net operating losses that can be carried back to prior year returns.

As of December 31, 2002, if the Company filed state and local income tax returns on a stand-alone basis, it would have approximately $1,198,536 and $1,564,826 of net operating loss carryforwards for state and local purposes, respectively, which expire in taxable years ending in 2021 and 2022. Since the Company files combined state and local income tax returns with its Parent and its subsidiaries, the net operating losses can be used to offset future income generated by the Parent and its subsidiaries.

The Company has also recorded a net deferred tax asset of $113,717, primarily due to state and local net operating loss carryforwards and the difference between book and tax depreciation, which is included on the consolidated statement of financial condition.

The difference between the statutory rate and the Company's effective tax rate is due to state and city taxes.

4. Fixed Assets

Property and equipment at December 31, 2002 is summarized as follows:

Computer equipment	$ 144,252
Accumulated depreciation	(143,276)
	$ 976

Certain fully depreciated assets during the year were written off with their cost and corresponding accumulated depreciation removed from property and equipment in the consolidated statement of financial condition. The cost and associated accumulated depreciation removed as a result of this write-off amounted to $7,256.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which require the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $933,457, which was $903,620 in excess of its required minimum net capital.

6. Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with two major financial institutions.

7. Related Party Transactions

The Company shares office space, personnel and other common administrative expenses with its Parent. Administrative expenses are allocated to the Parent and the Company as determined by the Board of Directors of the Parent.